Exhibit 99.1

CYREN LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 22, 2016

TO THE SHAREHOLDERS OF CYREN LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of CYREN Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Thursday, December 22, 2016 at 11:00 a.m. Eastern Time, at the offices of the Company’s subsidiary CYREN Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102, for the following purposes:

1.	to re-elect five continuing Directors, including the Chairman of the Board and CEO, to serve for the ensuing year or until their successors are elected;

2.	to elect Mr. John Becker as one of the Outside Directors of the Company for an initial three year term, commencing on April 1, 2017 and to approve his remuneration as an Outside Director of the Company;

3.	to approve the Company's 2016 Non-Employee Director Equity Incentive Plan and respective Israeli Appendix and the 2016 Equity Incentive Plan and respective Israeli Appendix and the number of Ordinary Shares reserved for issuance under each such plans;

4.	to approve an increase in the number of the Company’s authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase;

5.	to re-appoint Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the 2016 audit services and 2017 limited procedures and to approve its compensation; and

6.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2015.

Only shareholders who held Ordinary Shares of the Company at the close of business on Thursday, November 24, 2016 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The vote required to approve the resolutions to be presented is set forth in each proposal brought for shareholders approval in the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

/s/ LIOR SAMUELSON
LIOR SAMUELSON
Chairman of the Board

Herzliya, Israel

November 17, 2016

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES EITHER I) COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, II) IF SO ELECTED BY YOU AND YOU HOLD ORDINARY SHARES OF THE COMPANY THROUGH A TEL AVIV STOCK EXCHANGE MEMBER, PLEASE COMPLETE THE INTERNET VOTING PROCESS VIA THE ELECTRONIC VOTING SYSTEM OF THE ISRAEL SECURITIES AUTHORITY AFTER RECEIVING A PERSONAL IDENTIFYING NUMBER, AN ACCESS CODE AND ADDITIONAL INFORMATION REGARDING THIS ANNUAL MEETING FROM THE MEMBER OF THE TEL AVIV STOCK EXCHANGE AND AFTER CARRYING OUT A SECURED IDENTIFICATION PROCESS, UP TO SIX HOURS BEFORE THE TIME SET FOR THE ANNUAL MEETING, OR III) IF SO ELECTED BY YOU THROUGH YOUR BROKER OR BANK, PLEASE COMPLETE THE INTERNET VOTING PROCESS AVAILABLE FOR THIS ANNUAL MEETING.

CYREN LTD.

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS

December 22, 2016

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of CYREN Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, December 22, 2016 at 11:00 a.m. Eastern Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary CYREN Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102. The telephone number at that address is (703) 760-3320. The Company’s offices are located at 1 Sapir Road, 5th Floor, Beit Ampa, Herzliya, 46140, Israel. The telephone number at that address is 011-972-9-863-6888.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on November 24, 2016 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

Revocability of Votes

Any proxy submitted pursuant to this solicitation and any vote casted by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA Electronic Voting System”) may be revoked by the person giving it or voting by such means at any time before its use or before the Annual Meeting by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, by casting a later vote through the ISA Electronic Voting System or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a vote.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the holder thereof the right to one vote.

Under Israeli law, if a quorum is present in person, by proxy, by means of voting via the ISA Electronic Voting System or via the shareholder’s broker or bank broker, non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile, email or other method. We will not pay any additional compensation for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

1

Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.cyren.com, under the Investor Relations tab (click on the “Investor Relations” link).

It is critical for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted.

COMPENSATION OF OFFICERS

Our compensation for our executive officers is determined in accordance with our Amended Executive Compensation Policy (the “Amended Compensation Policy”), which was approved by our shareholders on December 8, 2015.

In accordance with the Israeli Companies Law, 1999 and regulations promulgated thereunder (the “Companies Law”), the following table presents information regarding compensation received by our five most highly paid executive officers during the year ended December 31, 2015.

All amounts are in thousands of U.S. dollars.

Name and Position	Salary and Benefits (1)	Cash Bonus (2)	Equity-based Compensation (3)	Total
Pete Shah, Senior Vice President Worldwide Sales	290	160	57	507
Lior Samuelson, Chief Executive Officer	275	65	117	457
Lior Kohavi, Chief Technology Officer	249	38	93	380
Francois Depayras, Vice President OEM Sales and Business Development	199	142	33	373
Sue Lee, General Counsel	307	19	46	373

(1)	“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, managers’ insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law as recorded in the Company's financial statements for the year ended December 31, 2015.

(2)	“Cash Bonus” includes bonus payments and commissions as recorded in the Company's financial statements for the year ended December 31, 2015.

(3)	“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation granted to the executive offices detailed above.

2

PROPOSAL ONE

ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has seven Directors in office. These Directors include Yair Bar-Touv and David Earhart, who are the Company’s Outside Directors in accordance with the Companies Law and of whom Mr. Bar-Touv was re-elected for a three-year term of office at the 2013 Annual Meeting commencing March 31, 2014 and will be stepping down of office as an Outside Director and be replaced by Mr. John Becker, subject to shareholders approval of proposal 2 below, and Mr. Earhart was re-elected for a three-year term of office commencing August 1, 2016 at an Annual Meeting of Shareholders held December 8, 2015 and he is not subject to re-election at the Meeting.

Shareholders are being asked to re-elect the five continuing directors listed below. If all of the Company’s nominees are elected under this proposal 1 and Mr. John Becker is elected under proposal 2 below, following the Annual Meeting there will be seven members of the Board in office, and Lior Samuelson will continue to serve as the Chairman of the Board.

In accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company’s size and special needs.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a Director. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified.

If re-elected under this proposal 1, during their term of office, the director compensation of each of the nominees will remain as what was approved by shareholders at the December 8, 2015 Annual General Meeting, which is a cash amount of $7,500 per quarter and an annual grant of 10,000 RSUs (which grant is subject to the approval of proposal 3), as well as reimbursement for expenses incurred in the performance of the Director’s work, except for Mr. Lior Samuelson, whose compensation is detailed below, and Mr. Todd Thomson who shall be entitled to receive a cash amount of $15,000 per quarter and an annual grant of 20,000 RSUs (which grant is subject to the approval of proposal 3), as well as reimbursement for expenses incurred in the performance of the Lead Director’s work. If proposal 3 is not approved by shareholders and, each of the nominees shall be entitled to a cash amount of $7,500 per quarter and an annual grant of options to purchase 16,667 of our Shares, as well as reimbursement for expenses incurred in the performance of the Director’s work, except for Mr. Lior Samuelson, whose compensation is detailed below, and Mr. Todd Thomson who shall be entitled to receive a cash amount of $15,000 per quarter and an annual grant of options to purchase 16,667 of our Shares as well as reimbursement for expenses incurred in the performance of the Lead Director’s work.

If re-elected under this proposal 1, Mr. Lior Samuelson shall be entitled to the compensation for his role as CEO and will not receive any compensation as director while he holds the role of CEO.

3

The Company’s Nominating Committee recommended that the following five nominees be elected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation. The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with CYREN

Hila Karah(1)(2)(4)	46	Director
Aviv Raiz(2)(4)	57	Director
Lior Samuelson	67	Director and Chairman of the Board
Todd Thomson(3)(4)(5)	55	Lead Director
James Hamilton(1)(3)(4)(5)	52	Director

There is no familial relationship between any of the Directors or office holders of the Company.

(1)	Member of the Compensation Committee (in addition to Yair Bar-Touv until the end of his term on March 31, 2017 and David Earhart).

(2)	Member of Nominating Committee (in addition to Yair Bar-Touv until the end of his term on March 31, 2017 and David Earhart).

(3)	Member of the Audit Committee (in addition to Yair Bar-Touv until the end of his term on March 31, 2017 and David Earhart).

(4)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2).

(5)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law. Yair Bar-Touv (until the end of his term on March 31, 2017) and David Earhart are also independent directors of the Company pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law.

Hila Karah has been a member of the Board since 2008. Ms. Karah is the former CIO of Eurotrust Ltd. and is an investor in several high-tech, bio-tech and Internet companies. Prior to Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund, and was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Aviv Raiz has been a member of the Board since December 2005. Mr. Raiz has over 20 years of foreign exchange market and private equity investing experience. He founded and is the president of Eurotrust Ltd. and has been a private equity investor in several high-tech, bio-tech, and Internet companies over the last ten years. Mr. Raiz received his B.A. in Economics and Political Science as well as an MBA in Finance, from Tel Aviv University.

Lior Samuelson has been a member of the Board since August 2010 and has held the position of Chairman of the Board since December 2010. Mr. Samuelson became Chief Executive Officer at CYREN in 2013. During his extensive career, Mr. Samuelson has served as chairman, CEO and board member of companies in technology, telecommunications, financial services and management consulting, such as Deltathree (DDDC), PricewaterhouseCoopers Securities and The Barents Group. Mr. Samuelson was previously a managing partner with KPMG and a senior manager at Booz Allen Hamilton. Mr. Samuelson holds both a B.A. and a M.A. in economics from Virginia Tech.

Todd Thomson has been a member of the Board Since November 2011 and has held the position of Lead Director since December 2015. Mr. Thomson is chairman of Dynasty Financial Partners, as well as the founder and CEO of Headwaters Capital. He served in top management positions at Citigroup, including CFO of the Company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Todd Thomson held senior executive positions at GE Capital, Barents Group and Bain & Co. He is also a board member of Cordia Bancorp and Bank of Virginia as well as chairman of the Wharton Leadership Advisory Board. Todd Thomson received his MBA, with Distinction, from the Wharton School of Business and his bachelor's degree in economics from Davidson College.

4

James Hamilton has been a member of the Board since February 2012. Mr. Hamilton is Chief Executive Officer of Wedge Networks. Mr. Hamilton has more than 25 years of leadership experience in senior executive roles across many highly successful high-tech companies. He brings proven success at building and leading high-potential, high growth companies from startup to IPO and often through acquisition. Mr. Hamilton was the CEO of Tipping Point, the renowned market leader in Intrusion Prevention Systems (IPS). Mr. Hamilton was also president of Click Security, and president of Efficient Networks, which also achieved a highly successful IPO and was later acquired by Siemens. He has also held various senior sales roles with multiple companies; most recently as SVP of worldwide sales and field operations at Cyan, Inc. Mr. Hamilton is also the president of Valletta Capital, LLC and is active in multiple venture capital, corporate, and charitable boards.

Proposal

The shareholders are being asked to elect the five Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting on the election of Directors. Each Director nominee shall be voted separately.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO

ELECTION OF OUTSIDE DIRECTOR

Background

In accordance with the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required to have at least two Outside Directors.

Each committee of the Board entitled to exercise any powers of the Board is required to include at least one Outside Director. The Audit Committee and the Compensation Committee must include all of the Outside Directors.

Under the Companies Law, a person may be appointed as an Outside Director if he or she possesses “accounting and financial expertise” or “professional qualifications”, and is otherwise qualified to serve as a director. At least one of the Outside Directors of a company must possess “accounting and financial expertise”. The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” are determined under the Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications), 2005.

A person may not serve as an Outside Director if he or she is a relative of a person controlling the company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the company, with any entity or person controlling the company or with a relative of any entity or person controlling the company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the company or the person controlling the company; and in a company where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company. Under the Companies Law, “affiliation” is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. An office holder is defined in the Companies Law as any chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, or any manager assuming the responsibilities of any of these positions regardless of that person's title, as well as a director, or a manager directly subordinate to the chief executive officer.

5

A person may not serve as an Outside Director if that person's position or other activities create, or may create, a conflict of interest with the person's service as a director or may otherwise interfere with the person's ability to serve as an Outside Director. Additionally, no person may serve as an Outside Director if the person, the person's relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except for negligible relationships, or if such person received from the Company any compensation as an Outside Director in excess of what is permitted by the Companies Law. If at the time any Outside Director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the Outside Director to be appointed must be of the other gender.

The Board has nominated Mr. John Becker for election as one of the Outside Directors of the Company, to serve for an initial three-year term commencing on April 1, 2017 and replace one of the Company's currently serving Outside Directors, Mr. Yair Bar-Touv, who's third three-year term as an Outside Director of the Company will expire on March 31, 2016. Mr. David Earhart was last re-elected for a three-year term of office as Outside Director at the Annual General Meeting of Shareholders held December 8, 2015, and his three-year term of office is due to expire in August 2019. Mr. Earhart is therefore not subject to re-election at the Annual Meeting.

Shareholders are being asked to elect Mr. John Becker as Outside Director under the Companies Law for an initial three-year term commencing April 1, 2017 (following the expiration of Mr. Bar-Touv's term of office).

Our Nominating Committee, Audit Committee and Board of Directors recommend that Mr. John Becker be elected as Outside Director for such three-year term. Our Nominating Committee and Board have found that Mr. John Becker has all necessary qualifications required under the Companies Law as set forth above and the requirements of NASDAQ, including qualification as an independent director pursuant to NASDAQ Corporate Governance Listing Rule 5605(a)(2), and determined that, in light of his expertise and experience, his election as Outside Director would be for the benefit of the Company and shareholders. Furthermore, Mr. John Becker has certified to the Company that he meets all other requirements in connection with the election of an Outside Director under the Companies Law. If elected, Mr. John Becker will join our Audit Committee and Compensation Committee.

The Company is not aware of any reason why Mr. John Becker if elected as an Outside Director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. John Becker. In addition, there is no familial relationship between any of the directors or office holders of the Company.

Payment of remuneration to the Company's Outside Directors in an amount which falls between the minimum and the fixed amounts of the annual and participation fees permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of Outside Directors), 2000 (the “Outside Directors Compensation and Expenses Regulations”), requires approval by each of the Compensation Committee, the Board and shareholders of the Company, in such order. In addition, grant of equity-based compensation to a director requires the approval by each of the Compensation Committee, the Board and shareholders of the Company, in such order. If elected under this proposal 2 and if proposal 3 is approved by shareholders, during his term of office Mr. Becker shall be entitled to receive a cash amount of $7,500 per quarter and an annual grant of 10,000 RSUs, as well as reimbursement for expenses incurred in the performance of his/her work, all in accordance with our Compensation Policy. As a new director, Mr. Becker shall also be entitled to an initial grant of 50,000 options.  If proposal 3 is not approved by shareholders, director compensation will be a cash amount of $7,500 per quarter and an annual grant of options to purchase 16,667 of our Shares, as well as reimbursement for expenses incurred in the performance of the Director’s work.

6

John Becker served between 2014 and 2016 as a board member and independent consultant at various technology companies, venture capital and private equity firms. Prior thereto, in 2013 he served as the Chief Executive Officer of Sourcefire, Inc., a public company traded on Nasdaq based in Maryland which was acquired by Cisco Systems based in Maryland. Between 2012 and 2013 he served as the Chief Executive Officer of ScienceLogic, a technology company developing information technology management and monitoring solutions for IT operations and cloud computing based in Virginia, and between 2011 and 2012, he served as an independent consultant for various technology companies and venture capital firms. Prior thereto, between 2008 and 2011, Mr. Becker served as the Chief Executive Officer of Approva Corporation, a company providing business application software solutions based in Virginia. Mr. Becker holds a B.S. in Business Administration from the University of Richmond, Richmond, Virginia.

Proposal

Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve the appointment of Mr. John Becker as an Outside Director for an initial term of three years commencing April 1, 2017.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person, by proxy or by voting through the ISA Electronic Voting System is necessary for the approval of the resolution to approve the appointment of Mr. John Becker as an Outside Director as set forth above. In addition, shareholder approval must either:

i)	include at least a majority of the Shares voted by shareholders who are neither controlling shareholders nor are they shareholders who have a personal interest in the approval of this proposal. Abstained votes will not be brought into consideration for the purposes hereof, or

ii)	the total Shares of non-controlling and disinterested shareholders voted against this proposal must not represent more than two percent of the outstanding Shares.

For this purpose, shareholders are asked to indicate on the enclosed proxy card or the ISA Electronic Voting System whether they are a controlling shareholder or have a personal interest in the approval of this proposal. For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company. If a shareholder does not notify us as to whether or not he or she have a personal interest with respect to this proposal they will be deemed to have personal interest for the purpose of the required majority detailed above.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

7

PROPOSAL THREE

Approval of the company's 2016 non-employee director equity incentive plan and respective israeli appendix and 2016 equity incentive plan and respective israeli appendix and the number of ordinary shares reserved for issuance under each such plans

Background

On December 12, 2012, Amendment 20 to the Israel Companies Law (“Amendment 20”), came into force, requiring all public Israeli companies, including companies that are dual listed such as CYREN, to adopt a written compensation policy for their executives – including directors – which addresses certain items prescribed by Amendment 20.

Pursuant to Amendment 20, on August 1, 2013, the Company held an Extraordinary General Meeting of Shareholders to approve the Company’s executive compensation policy (the “Compensation Policy”).  The proposed Compensation Policy was approved by a majority of the shareholders and was adopted by the Company.

In 2015, our Compensation Policy was reviewed by our Compensation Committee and Board, which reviewed the structure and components of the compensation paid by the Company to directors, reviewed the compensation paid by other companies with characters similar to the Company and determined that an amendment to the Compensation Policy, designated to amend the ratios of fixed base salary and variable compensation to provide for the issuance of RSUs to our office holders, reflects the Company’s financial position, needs, prospects and strategic goals and therefore would be for the benefit of the Company and shareholders, and accordingly approved the Amended Compensation Policy. Following such review, determination and approval by the Compensation Committee and Board, our shareholders approved our Amended Compensation Policy at our Annual Meeting of Shareholders held December 8, 2015 (the “2015 AGM”).

The Company’s Israeli Share Option Plan, the Amended and Restated 1999 Non-Employee Directors Stock Option Plan and CYREN Ltd. 2006 U.S. Stock Option Plan (jointly, the “Current Option Plans”), which are the Company's effective share option plans as of the date hereof, do not provide for the issuance of RSUs to our office holders and therefore do not follow the terms of our Amended Compensation Policy and its objectives as approved by our shareholders at our 2015 AGM with respect to the issuance of RSUs to our office holders. In addition, the CYREN Ltd. 2006 U.S. Stock Option Plan is scheduled to expire in December 2016 in accordance with its terms. Therefore, following the shareholders’ approval as set forth above and in order to comply with the Amended Compensation Policy and its objectives and provide for the issuance of RSUs to our office holders, the Compensation Committee and the Board approved 2 new equity plans: (i) the 2016 Non-Employee Director Equity Incentive Plan and its respective Israeli Appendix, both in the form attached hereto as Exhibit A, and (ii) the 2016 Equity Incentive Plan and its respective Israeli Appendix, both in the form attached hereto as Exhibit B (jointly, the “New Equity Plans”) which, subject to the approval of this proposal 3, shall replace the Option Plans which shall terminate, and recommend that the shareholders approve such New Equity Plans.

There are currently approximately 500,000 authorized and unissued Ordinary Shares of the Company reserved for issuance under the Current Option Plans in such plans' respective option pools (the “Current Option Pools”). Subject to the approval of this proposal 3, the Current Options Pools shall be cancelled and 500,000 authorized and unissued Ordinary Shares of the Company reserved for issuance under the Current Option Plans shall be transferred to the equity pools of the New Equity Plans. In addition, 4.1 million Ordinary Shares shall be reserved for issuance under the New Equity Plans, such that a total of 4.6 million Ordinary Shares shall be reserved for issuance under the New Equity Plans, of which 4.2 million Ordinary Shares shall be reserved for issuance under the 2016 Equity Incentive Plan and its respective Israeli Appendix and 0.4 million Ordinary Shares shall be reserved for issuance under the 2016 Non-Employee Director Equity Plan and its respective Israeli Appendix (together, the “New Equity Pools”). Ordinary Shares already reserved in connection with currently outstanding options which expire or are terminated or canceled for any reason without having been exercised or settled in full will also be available to be issued under the 2016 Equity Incentive Plan.

In the event this proposal 3 is not approved by shareholders, the Current Option Plans and the Current Option Pools shall remain in effect in accordance with their terms.

8

Proposal

Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve (i) the 2016 Non-Employee Director Equity Incentive Plan and its respective Israeli Appendix and the 2016 Equity Incentive Plan and its respective Israeli Appendix and (ii) the reservation for issuance of the New Equity Pools consisting of a total of 4.6 million Ordinary Shares authorized for issuance under the New Equity Plans of which 4.2 million Ordinary Shares shall be reserved under the 2016 Equity Incentive Plan and its respective Israeli Appendix and 0.4 million Ordinary Shares shall be reserved under the 2016 Non-Employee Director Equity Plan and its respective Israeli Appendix. The New Equity Pools shall be comprised of (a) 0.5 million previously authorized and unissued Ordinary Shares reserved for issuance under the Current Option Plans which shall be transferred to the New Equity Pools from the Current Options Pools following the cancellation of the Current Option Plans and Current Option Pools and (b) additional 4.1 million Ordinary Shares which shall be reserved for issuance under the New Equity Plans, all as set forth above.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL FOUR

Approval of an increase in the number of the Company’s authorized ordinary shares and authorized share capital, and an amendment to the Articles of
Association of the Company to reflect such increase

Background

Currently, the registered share capital of the Company is NIS 8,303,001, divided into 55,353,340 Ordinary Shares. As of the date hereof, the Company had 39,166,552 Ordinary Shares issued and outstanding. Subject to the approval of proposal 3, the Company shall have an additional 4,100,000 Ordinary Shares reserved for purposes of the New Equity Plans, and setting aside shares underlying outstanding options, there would be only 5,186,788 authorized but unissued Ordinary Shares available for other purposes.

Under the Companies Law, a company may not issue shares in excess of its registered share capital. The Company wishes to have a sufficient reserve of authorized but unissued Ordinary Shares available for corporate purposes, including without limitation, future offerings of its Ordinary Shares, additional grants of securities to grantees eligible under its Current Option Plans and/or New Equity Plans or any other option plan which may be adopted by the Company in the future, and potential strategic purposes. This increase is not being proposed in connection with any specific matter.

Proposal

Shareholders are being asked to approve an increase in the Company’s share capital from NIS 8,303,001 divided into 55,353,340 Ordinary Shares to NIS 11,303,001 divided into 75,353,340 Ordinary Shares, effective as of the shareholders’ approval.

9

If the above proposed increase in the Company’s share capital is approved by the shareholders of the Company, then Article 3.1 of the Articles of Association of the Company shall be amended, effective as of the shareholders approval, to read as follows:

“The authorized share capital of the Company is NIS 11,303,001 divided into 75,353,340 Ordinary Shares of nominal value NIS 0.15 per share (“Ordinary Shares”).”

Shareholders are being asked to adopt the following resolution:

“RESOLVED, that the Company’s registered share capital be increased from NIS 8,303,001 divided into 55,353,340 Ordinary Shares to NIS 11,303,001 divided into 75,353,340 Ordinary Shares and that Article 3.1 of the Company’s Articles of Association be amended accordingly.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL FIVE

APPROVAL OF APPOINTMENT AND COMPENSATION OF

THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the 2016 audit services and 2017 limited procedures and to approve its compensation, subject to the approval of the shareholders. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since the Company’s inception. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2016 audit services and 2017 limited procedures and to approve its compensation and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Shareholders are being asked to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the 2016 audit services and 2017 limited procedures is hereby ratified, and the Board (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

10

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL

STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2015

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2015. The Annual Report on Form 20-F of the Company for the year ended December 31, 2015, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.cyren.com.

No vote is required regarding this item.

Other Matters

The Company knows of no other matters to be submitted at the upcoming Annual Meeting.

FOR THE BOARD OF DIRECTORS

/s/ LIOR SAMUELSON
LIOR SAMUELSON
Chairman of the Board

Herzliya, Israel

November 17, 2016

11

Exhibit A

2016 Non-Employee Director Equity Incentive Plan and Israeli Appendix

CYREN, LTD.

2016 NON-EMPLOYEE DIRECTOR EQUITY
INCENTIVE PLAN

- i -

(continued)

- ii -

(continued)

- iii -

Cyren, Ltd.

2016 Non-Employee Director Equity Incentive Plan

1.           Establishment, Purpose and Term of Plan.

1.1       Establishment. The Cyren, Ltd. 2016 Non-Employee Director Equity Incentive Plan (the “Plan”) is hereby established effective as of December 22, 2016, the date of its approval by the stockholders of the Company (the “Effective Date”).

1.2       Purpose. The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Cash-Based Awards and Other Stock-Based Awards.

1.3       Term of Plan. The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the Effective Date.

2.         Definitions and Construction.

2.1        Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a)       “Affiliate” means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms “parent,” “subsidiary,” “control” and “controlled by” shall have the meanings assigned such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

(b)       “Award” means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c)       “Award Agreement” means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

(d)       “Board” means the Board of Directors of the Company.

(e)       “Cash-Based Award” means an Award denominated in cash and granted pursuant to Section 10.

Exhibit A-1

(f)       “Cashless Exercise” means a Cashless Exercise as defined in Section 6.3(b)(i).

(g)       “Cause” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant’s material failure to abide by a Participating Company’s code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant’s improper use or disclosure of a Participating Company’s confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company’s reputation or business; (v) the Participant’s repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant’s ability to perform his or her duties with a Participating Company

(h)       “Change in Control” means the occurrence of any one or a combination of the following:

(i)       any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)       an Ownership Change Event or series of related Ownership Change Events (collectively, a “Transaction”) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(aa)(iii), the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be; or

Exhibit A-2

(iii)       a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(g) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(g) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(i)       “Code” means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(j)       “Committee” means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(k)       “Company” means Cyren Ltd., an Israeli company, and any successor corporation thereto.

(l)       “Compensation Policy” means the Company's executive compensation policy, as shall be in effect from time to time.

(m)       “Director” means a member of the Board.

(n)       “Disability” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(o)       “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

Exhibit A-3

(p)       “Employee” means any person treated as an employee (including a Director who is also treated as an employee) in the records of a Participating Company; provided, however, that neither service as a Director nor payment of a Director’s fee shall be sufficient to constitute employment for purposes of the Plan.

(q)       “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r)       “Fair Market Value” means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)       Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)       Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii)       If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A.

(s)       “Full Value Award” means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

Exhibit A-4

(t)       “Incumbent Director” means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

(u)       “Insider” means a person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(v)       “Net Exercise” means a Net Exercise as defined in Section 6.3(b)(iii).

(w)       “Nonemployee Director” means a Director who is not an Employee.

(x)       “Nonstatutory Stock Option” means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(y)       “Option” means a Nonstatutory Stock Option granted pursuant to the Plan.

(z)       “Other Stock-Based Award” means an Award denominated in shares of Stock and granted pursuant to Section 10.

(aa)       “Ownership Change Event” means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(bb)       “Parent Corporation” means any present or future “parent corporation” of the Company, as defined in Section 424(e) of the Code.

(cc)       “Participant” means any eligible person who has been granted one or more Awards.

(dd)       “Participating Company” means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(ee)       “Participating Company Group” means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(ff)       “Restricted Stock Award” means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

Exhibit A-5

(gg)       “Restricted Stock Bonus” means Stock granted to a Participant pursuant to Section 8.

(hh)       “Restricted Stock Purchase Right” means a right to purchase Stock granted to a Participant pursuant to Section 8.

(ii)        “Restricted Stock Unit” means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.

(jj)        “Rule 16b-3” means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(kk)       “SAR” or “Stock Appreciation Right” means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(ll)        “Section 162(m)” means Section 162(m) of the Code.

(mm)    “Section 409A” means Section 409A of the Code.

(nn)      “Section 409A Deferred Compensation” means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(oo)      “Securities Act” means the Securities Act of 1933, as amended.

(pp)       “Service” means a Participant’s employment or service with the Participating Company Group. Unless otherwise provided by the Committee, a Participant’s Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant’s Service. A Participant’s Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant’s Service has terminated and the effective date of and reason for such termination.

(qq)      “Stock” means the ordinary shares of the Company, as adjusted from time to time in accordance with Section 4.3.

(rr)       “Stock Tender Exercise” means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(ss)      “Subsidiary Corporation” means any present or future “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

Exhibit A-6

(tt)       “Ten Percent Owner” means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(uu)      “Trading Compliance Policy” means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company’s equity securities by Directors or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(vv)      “Vesting Conditions” mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant’s monetary purchase price, if any, for such shares upon the Participant’s termination of Service or failure of a performance condition to be satisfied.

2.2       Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

3.           Administration.

3.1         Administration by the Committee. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2        Administration with Respect to Insiders. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if applicable, of Rule 16b-3.

3.3         Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a)       to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock, units or monetary value to be subject to each Award;

Exhibit A-7

(b)       to determine the type of Award granted;

(c)       to determine the Fair Market Value of shares of Stock or other property;

(d)       to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, provided that Options and Restricted Stock Units shall vest over a period of three years or longer (or such other period as may be provided in the Compensation Policy), (v) the time of expiration of any Award, (vi) the effect of any Participant’s termination of Service on any of the foregoing, and (vii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)       to determine whether an Award will be settled in shares of Stock, cash, other property or in any combination thereof;

(f)       to approve one or more forms of Award Agreement;

(g)       to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto

(h)       to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant’s termination of Service

(i)       prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards; and

(j)       to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.4        Option or SAR Repricing. The Committee shall have the authority, without additional approval by the stockholders of the Company, to approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a share of Stock (“Underwater Awards”) and the grant in substitution therefore of new Options or SARs covering the same or a different number of shares but with an exercise price per share equal to the Fair Market Value per share on the new grant date, Full Value Awards, or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof to the Fair Market Value per share on the date of amendment.

Exhibit A-8

3.5         Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee, to the extent permitted by applicable law, members of the Board or the Committee, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.           Shares Subject to Plan.

4.1         Maximum Number of Shares Issuable. Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be equal to 0.4 million (400,000) shares and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.

4.2         Share Counting. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant’s purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash or to the extent that shares are withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to Section 15.2. Upon payment in shares of Stock pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced only by the number of shares actually issued in such payment. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net Exercise, the number of shares available for issuance under the Plan shall be reduced by the net number of shares for which the Option is exercised.

Exhibit A-9

4.3         Adjustments for Changes in Capital Structure. Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants’ rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.” If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the “New Shares”), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

4.4        Assumption or Substitution of Awards. The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code.

5.           Eligibility, Participation and Award Limitations.

5.1         Persons Eligible for Awards. Awards may be granted only to Nonemployee Directors.

5.2         Participation in the Plan. Awards are granted solely at the discretion of the Committee. Nonemployee Directors may be granted more than one Award.

5.3        Award Limit. No Nonemployee Director shall be granted within any fiscal year of the Company one or more Awards pursuant to the Plan which, in the aggregate, are for more than the amount permitted under applicable law and the value of which, including any other equity-based compensation paid to such Nonemployee Director during such fiscal year exceeds (at the time of grant) the maximum value defined in the Compensation Policy for such Nonemployee Director.

Exhibit A-10

6.          Stock Options.

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1         Exercise Price. The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that the exercise price per share shall be not less than one hundred percent (100%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

6.2         Exercisability and Term of Options. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that no Option shall expire prior to the lapse of one (1) year following their vesting date and no Options shall be exercisable after the expiration of six (6) years after the effective date of grant of such Option. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate six (6) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3        Payment of Exercise Price.

(a)         Forms of Consideration Authorized. Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise; (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)         Limitations on Forms of Consideration.

(i)       Cashless Exercise. A “Cashless Exercise” means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company’s sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

Exhibit A-11

(ii)       Stock Tender Exercise. A “Stock Tender Exercise” means the delivery of a properly executed exercise notice accompanied by a Participant’s tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised. A Stock Tender Exercise shall not be permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock. If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii)       Net Exercise. A “Net Exercise” means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.4        Effect of Termination of Service.

(a)        Option Exercisability. Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, an Option shall terminate immediately upon the Participant’s termination of Service to the extent that it is then unvested and shall be exercisable after the Participant’s termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and thereafter shall terminate.

(i)       Disability. If the Participant’s Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant (or the Participant’s guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the date of expiration of the Option’s term as set forth in the Award Agreement evidencing such Option (the “Option Expiration Date”).

(ii)       Death. If the Participant’s Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant’s legal representative or other person who acquired the right to exercise the Option by reason of the Participant’s death at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the Option Expiration Date. The Participant’s Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant’s termination of Service.

Exhibit A-12

(iii)       Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant’s Service is terminated for Cause or if, following the Participant’s termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv)       Other Termination of Service. If the Participant’s Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the Option Expiration Date.

(b)       Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 13 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

6.5       Transferability of Options. During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.

7.           Stock Appreciation Rights.

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1         Types of SARs Authorized. SARs may be granted in tandem with all or any portion of a related Option (a “Tandem SAR”) or may be granted independently of any Option (a “Freestanding SAR”). A Tandem SAR may only be granted concurrently with the grant of the related Option.

Exhibit A-13

7.2         Exercise Price. The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A of the Code.

7.3         Exercisability and Term of SARs.

(a)          Tandem SARs. Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)          Freestanding SARs. Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR. Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4         Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant’s legal representative or other person who acquired the right to exercise the SAR by reason of the Participant’s death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

Exhibit A-14

7.5         Deemed Exercise of SARs. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6         Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant’s termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7         Transferability of SARs. During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.

8.           Restricted Stock Awards.

Restricted Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1         Types of Restricted Stock Awards Authorized. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine.

8.2         Purchase Price. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

Exhibit A-15

8.3         Purchase Period. A Restricted Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4         Payment of Purchase Price. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5         Vesting and Restrictions on Transfer. Shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6       Voting Rights; Dividends and Distributions. Except as provided in this Section, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that if so determined by the Committee and provided by the Award Agreement, such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid, and otherwise shall be paid no later than the end of the calendar year in which such dividends or distributions are paid to stockholders (or, if later, the 15th day of the third month following the date such dividends or distributions are paid to stockholders). In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant’s Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

Exhibit A-16

8.7         Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8         Nontransferability of Restricted Stock Award Rights. Rights to acquire shares of Stock pursuant to a Restricted Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

9.           Restricted Stock Units.

Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1         Grant of Restricted Stock Unit Awards. Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine.

9.2         Purchase Price. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

9.3         Vesting. Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria.

Exhibit A-17

9.4         Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. If so determined by the Committee and provided by the Award Agreement, such cash amount or additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5         Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service.

9.6         Settlement of Restricted Stock Unit Awards. The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant’s Restricted Stock Unit Award vest or on such other date determined by the Committee in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date shall be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Stock Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement. Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

Exhibit A-18

9.7         Nontransferability of Restricted Stock Unit Awards. The right to receive shares pursuant to a Restricted Stock Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

9.8         Term of Restricted Stock Unit. No Restricted Stock Units shall expire prior to the lapse of one (1) year following their vesting date and no Restricted Stock Units shall be exercisable after the expiration of six (6) years after the effective date of grant of such Restricted Stock Units.

10.         Cash-Based Awards and Other Stock-Based Awards.

Cash-Based Awards and Other Stock-Based Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1       Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions as the Committee may determine.

10.2       Grant of Other Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

Exhibit A-19

10.3       Value of Cash-Based and Other Stock-Based Awards. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria.

10.4       Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards. Payment or settlement, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

10.5       Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

10.6       Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant’s Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

10.7       Nontransferability of Cash-Based Awards and Other Stock-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

Exhibit A-20

11.         Standard Forms of Award Agreement.

11.1       Award Agreements. Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

11.2       Authority to Vary Terms. The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

12.         Change in Control.

12.1       Effect of Change in Control on Awards. Subject to the requirements and limitations of Section 409A, if applicable, the Committee may provide for any one or more of the following in the event of a Change in Control:

(a)       Accelerated Vesting. In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant’s Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)         Assumption, Continuation or Substitution. Subject to the terms of any grant in accordance with Section 13.1(a), in the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”), may, without the consent of any Participant, assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

Exhibit A-21

(c)         Cash-Out of Outstanding Stock-Based Awards. The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

12.2       Accelerated Vesting Upon a Change in Control. Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 14.4(f), in the event of a Change in Control, each outstanding Award shall become immediately exercisable and vested in full and, except to the extent assumed, continued or substituted for by any successor to the Company under Section 12.1(b), shall be settled effective immediately prior to the time of consummation of the Change in Control.

13.         Compliance with Securities Law.

The grant of Awards and the issuance of shares of Stock or other property pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

Exhibit A-22

14.         Compliance with Section 409A.

14.1       Awards Subject to Section 409A. The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 14 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a)          A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b)         Any Restricted Stock Unit Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term “Short-Term Deferral Period” means the 2½ month period ending on the later of (i) the 15th day of the third month following the end of the Participant’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning provided by Section 409A.

Exhibit A-23

14.2       Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A, the following rules shall apply to any compensation deferral and/or payment elections (each, an “Election”) that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)          Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b)          Elections shall be made by the end of the Participant’s taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c)          Elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 14.3.

14.3       Subsequent Elections. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:

(a)         No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b)         Each subsequent Election related to a payment in settlement of an Award not described in Section 14.4(a)(ii), 14.4(a)(iii) or 14.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c)         No subsequent Election related to a payment pursuant to Section 14.4(a)(iv) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d)         Subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 14.3.

14.4       Payment of Section 409A Deferred Compensation.

(a)       Permissible Payments. Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i)       The Participant’s “separation from service” (as defined by Section 409A);

(ii)      The Participant’s becoming “disabled” (as defined by Section 409A);

Exhibit A-24

(iii)     The Participant’s death;

(iv)     A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 14.2 or 14.3, as applicable;

(v)      A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

(vi)      The occurrence of an “unforeseeable emergency” (as defined by Section 409A).

(b)         Installment Payments. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c)         Required Delay in Payment to Specified Employee Pursuant to Separation from Service. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A, no payment pursuant to Section 14.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a “specified employee” (as defined by Section 409A) as of the date of the Participant’s separation from service before the date (the “Delayed Payment Date”) that is six (6) months after the date of such Participant’s separation from service, or, if earlier, the date of the Participant’s death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(d)         Payment Upon Disability. All distributions of Section 409A Deferred Compensation payable pursuant to Section 14.4(a)(ii) by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant’s Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum upon the determination that the Participant has become disabled.

(e)         Payment Upon Death. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant’s Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death.

Exhibit A-25

(f)         Payment Upon Change in Control. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 12.1(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 14.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g)         Payment Upon Unforeseeable Emergency. The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 14.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee’s determination that an unforeseeable emergency has occurred. The Committee’s decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

(h)         Prohibition of Acceleration of Payments. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.

(i)         No Representation Regarding Section 409A Compliance. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

15.         Tax Withholding.

15.1       Tax Withholding in General. The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group’s tax withholding obligations have been satisfied by the Participant.

Exhibit A-26

15.2       Withholding in or Directed Sale of Shares. The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates (or the maximum individual statutory withholding rates for the applicable jurisdiction if use of such rates would not result in adverse accounting consequences or cost). The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

16.         Amendment, Suspension or Termination of Plan.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company’s stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3), (b) no change in the class of persons eligible to receive Awards, and (c) no other amendment of the Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

17.         Miscellaneous Provisions.

17.1       Repurchase Rights. Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

Exhibit A-27

17.2       Forfeiture Events.

(a)         The Committee may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws.

(b)         If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve- (12-) month period.

17.3       Provision of Information. Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company’s common stockholders.

17.4       Rights as a Director. No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain a Director or interfere with or limit in any way any right of a Participating Company to terminate a Director’s Service.

17.5       Rights as a Stockholder. A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.

Exhibit A-28

17.6       Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

17.7       Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

17.8       Retirement and Welfare Plans. Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under any Participating Company’s retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit.

17.9       Severability. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

17.10       No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or another Participating Company’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

17.11       Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

17.12       No Representations or Covenants with respect to Tax Qualification. Although the Company may endeavor to (a) qualify an Award for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States, or (b) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, anything to the contrary in this Plan, including Section 14 hereof, notwithstanding. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

*       *       *

Exhibit A-29

IN WITNESS WHEREOF, the undersigned officer of the Company certifies that the foregoing sets forth the Cyren Ltd. 2016 Non-Employee Director Equity Incentive Plan as duly adopted by the Board effective as of November 10, 2016.

/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

CYREN, LTD.

2016 NON-EMPLOYEE DIRECTOR EQUITY INCENTIVE PLAN

SUB-PLAN FOR ISRAELI TAXPAYERS

1.	SPECIAL PROVISIONS FOR ISRAELI TAXPAYERS

1.1   This Sub-Plan for Israeli Taxpayers (the “Sub-Plan”) to the Cyren, Ltd. 2016 Non-Employee Director Equity Incentive Plan (the “Plan”) is made in accordance with Section 3.3(i) of the Plan. This Sub-Plan was approved by the Committee on November 10, 2016.

1.2   The provisions specified hereunder apply only to persons who are deemed to be residents of the State of Israel for tax purposes, or are otherwise subject to taxation in Israel with respect to Awards.

1.3   This Sub-Plan applies with respect to Awards granted under the Plan. The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Awards that may be granted or issued under the Plan from time to time, in compliance with the tax, securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Sub-Plan, all grants made pursuant to this Sub-Plan shall be governed by the terms of the Plan. This Sub-Plan is applicable only to grants made after the date of its adoption. This Sub-Plan complies with, and is subject to the ITO and Section 102. An Option granted under this Sub-Plan will be deemed a Nonstatutory Stock Option for the purposes of U.S. taxation.

1.4   The Plan and this Sub-Plan shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall govern.

2.	DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Sub-Plan:

“3(i) Award” means an Award of Options, which is subject to taxation pursuant to Section 3(i) of the ITO, which has been granted to any person who is not an Eligible 102 Participant.

“102 Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) of the ITO pursuant to which all or a part of the income resulting from the sale of Shares is taxable as a capital gain.

“102 Capital Gains Track Grant” means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” means the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Shares derived from Awards is taxed as ordinary income.

“102 Ordinary Income Track Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

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“102 Trustee Grant” means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Eligible 102 Participant, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

“Affiliate” for the purpose of grants made under this Sub-Plan, means any Affiliate, as defined in the Plan, that is an “employing company” within the meaning of Section 102(a) of the ITO.

“Controlling Shareholder” as defined in Section 32(9) of the ITO, currently defined as an individual who prior to the grant or as a result of the grant or exercise of any Award, holds or would hold, directly or indirectly, in his name or with a relative (as defined in the ITO) (i) 10% of the outstanding share capital of the Company, (ii) 10% of the voting power of the Company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power, (iv) the right to obtain 10% of the “profit” of the Company (as defined in the ITO), or (v) the right to appoint a director of the Company.

“Deposit Requirements” shall mean with respect a 102 Trustee Grant, the requirement to evidence deposit of an Award with the Trustee, in accordance with Section 102, in order to qualify as a 102 Trustee Grant. As of the time of approval of this Sub-Plan, the ITA guidelines regarding Deposit Requirements for 102 Capital Gains Track Grants require that the Trustee be provided with (a) the resolutions approving Awards intended to qualify as 102 Capital Gains Track Grants within 45 days of the date of Committee’s approval of such Award, including full details of the terms of the Awards, and (b) a copy of the Award Agreement executed by the Eligible 102 Participant and/or Eligible 102 Participant's consent to the requirements of the 102 Capital Gains Track Grant within 90 days of the Committee’s approval of such Award, and (c) with respect to Restricted Stock Awards, either a share certificate and copy of the Company’s share register evidencing issuance of the Shares underlying such Award in the name of the Trustee for the benefit of the Eligible 102 Participant, or deposit of the Shares with a financial institution in an account administered in the name of the Trustee, as applicable, in each case, within 90 days of the date of the Committee’s approval of such Award.

“Election” means the Company's choice of the type of 102 Trustee Grants it will make under the Plan (as between capital gains track or ordinary income track), as filed with the ITA.

“Eligible 102 Participant” means a Participant who is serving as a director (as defined in the ITO) or an office holder (as defined in the ITO), who is not a Controlling Shareholder.

“Israeli Fair Market Value” shall mean with respect to 102 Capital Gains Track Grants only, for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the ITO, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

“ITA” means the Israeli Tax Authority.

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“ITO” means the Israeli Income Tax Ordinance (New Version), 1961, and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Grant” means an Award granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Required Holding Period” means the requisite period prescribed by the ITO and the Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which Awards granted by the Company must be held by the Trustee for the benefit of the person to whom it was granted. As of the date of the adoption of this Sub-Plan, the Required Holding Period for 102 Capital Gains Track Grants is 24 months from the date of grant of the Award.

“Rules” means the Income Tax Rules (Tax Benefits in Share Issuance to Employees), 2003.

“Section 102” shall mean the provisions of Section 102 of the ITO, as amended from time to time, including by the Law Amending the Income Tax Ordinance (Number 132), 2002, effective as of January 1, 2003 and by the Law Amending the Income Tax Ordinance (Number 147), 2005.

“Shares” shall mean shares of Stock of the Company, as defined in the Plan.

“Trustee” means a person or entity designated by the Committee to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

3.	TYPES OF AWARDS AND SECTION 102 ELECTION

3.1   Awards made as 102 Trustee Grants shall be made pursuant to either (a) Section 102(b)(2) of the ITO as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Grants. The Company’s Election regarding the type of 102 Trustee Grant it chooses to make shall be filed with the ITA. Once the Company (or its Affiliate) has filed such Election, it may change the type of 102 Trustee Grant that it chooses to make only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2   Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under this Sub-Plan. Participants who are not Eligible 102 Participants may be granted only 3(i) Awards under this Sub-Plan.

3.3   No 102 Trustee Grants may be made effective pursuant to this Sub-Plan until 30 days after the date the requisite filings required by the ITO and the Rules, including the filing of the Plan and Sub-Plan, have been made with the ITA.

3.4   The Award Agreement shall indicate whether the grant is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Award; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

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4.	TERMS AND CONDITIONS OF 102 TRUSTEE GRANTS

4.1   Each 102 Trustee Grant will be deemed granted on the date approved by the Committee and stated in a written or electronic notice by the Company, provided that the Company and the Trustee have complied with any applicable requirements set forth by the ITA with regard to such grants.

4.2   Each 102 Trustee Grant granted to an Eligible 102 Participant and each certificate for Shares acquired pursuant to a 102 Trustee Grant shall be deposited with a Trustee in compliance with the Deposit Requirements and held in trust by the Trustee (or be subject to a supervisory trustee arrangement if approved by the ITA). After termination of the Required Holding Period, the Trustee may release such Awards and any Shares issued with respect to such Award, provided that (i) the Trustee has received an acknowledgment from the Israeli Income Tax Authority that the Eligible 102 Participant has paid any applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any 102 Trustee Grants or shares issued with respect to the 102 Trustee Grants prior to the full payment of the Eligible 102 Participant’s tax liabilities.

4.3   Each 102 Trustee Grant shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, this Sub-Plan or Award Agreement that is not consistent therewith. Any provision of the ITO and any approvals of the ITA not expressly specified in this Sub-Plan or any document evidencing an Award that are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102. With respect to 102 Capital Gain Track Grants, to the extent that the Shares are listed on any established stock exchange or a national market system, the provisions of Section 102(b)(3) of the ITO will apply with respect to the Israeli tax rate applicable to such Awards.

4.4   During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee to release or sell the Awards and Shares received subsequently following any realization of rights derived from Awards or Shares (including stock dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the shares have been withheld for transfer to the tax authorities and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, any applicable Award Agreement and applicable law. To avoid doubt, such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant (including tax and mandatory payments otherwise payable by the Company or its Affiliates, which would not apply absent a sale or release during the Required Holding Period).

4

4.5   In the event a stock dividend is declared and/or additional rights are granted with respect to Shares which derive from Awards granted as 102 Trustee Grants, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such dividend shares and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant in accordance with the Plan after deduction of taxes and mandatory payments in compliance with applicable withholding requirements, and subject to any other requirements imposed by the ITA.

4.6   If an Award granted as a 102 Trustee Grant is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Eligible 102 Participant (or be subject to a supervisory trustee arrangement if approved by the ITA). If such an Award is exercised or settled after the Required Holding Period ends, the Shares issued upon such exercise or settlement shall, at the election of the Eligible 102 Participant, either (i) be issued in the name of the Trustee (or be subject to a supervisory trustee arrangement if approved by the ITA), or (ii) be transferred to the Eligible 102 Participant directly, provided that the Eligible 102 Participant first complies with all applicable provisions of the Plan and this Sub-Plan.

4.7   To avoid doubt: (i) notwithstanding anything to the contrary in the Plan, including without limitation Section 6.3 thereof, payment upon exercise or purchase of Awards granted as a 102 Trustee Grant, may only be paid by cash or check, and not by surrender or withholding of Shares, or by reduction of shares pursuant to a Cashless Exercise, Stock Tender Exercise or Net Exercise arrangement, or other forms of payment, unless and to the extent permitted under Section 102 or as expressly authorized by the ITA; (ii) notwithstanding anything to the contrary in the Plan, including without limitation Section 4.3 thereof, certain adjustments and amendments to the terms of Awards granted under the 102 Capital Gains Track, including an exchange program, recapitalization events, and so forth, may disqualify the Options from benefitting from the tax benefits under the 102 Capital Gains Track, unless the prior approval of the ITA is obtained; (iii) notwithstanding anything to the contrary in the Plan, including without limitation Section 17.1 thereof, repurchase rights with regard to Awards made as 102 Capital Gains Track Grants shall be subject to compliance with Section 102 requirements and/or the express approval of the ITA; (iv) Stock Appreciation Rights may not be granted under the 102 Capital Gains Track unless and to the extent expressly authorized by the ITA; (v) grants of Restricted Stock Units under the 102 Capital Gains Track require the prior approval of the ITA; (vi) notwithstanding anything to the contrary in the Plan, including without limitation Sections 9.4 and 10.5 thereof, Dividend Equivalents may not be settled in shares with respect to Awards granted under 102 Capital Gains Track Awards without the prior approval of the ITA; and (vii) notwithstanding anything to the contrary in the Plan, including without limitation Sections 3.3(e), 9.6 and 10.4 thereof, Awards granted under the 102 Capital Gains Track may only be settled in shares and not in cash, and Cash-Based Awards will not qualify under the 102 Capital Gains Track.

5

5.	ASSIGNABILITY

As long as Awards or Shares are held by the Trustee on behalf of the Eligible 102 Participant, all rights of the Eligible 102 Participant over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6.	TAX CONSEQUENCES

6.1   Any tax consequences arising from the grant or settlement of any Award, the exercise of any Option, the issuance, sale or transfer and payment for the Shares covered thereby, or from any other event or act (of the Company and/or its Affiliates and/or the Trustee and/or the Participant) relating to an Award or Shares issued thereupon shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant. The Company or any of its Affiliates, and the Trustee may make such provisions and take such steps as it/they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to an Award granted under the Plan and the exercise, sale, transfer or other disposition thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to a Participant, including by deducting any such amount payable to the Participant, to the maximum extent permitted under law; and/or (ii) requiring a Participant to pay to the Company or any of its Affiliates the amount so required to be withheld; and/or (iii) withholding otherwise deliverable Shares having a Fair Market Value equal to the minimum amount statutorily required to be withheld; and/or (iv) selling a sufficient number of such Shares otherwise deliverable to a Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to the Participant’s authorization as expressed by acceptance of the award under the terms herein), to the extent permitted by applicable law or pursuant to the approval of the ITA. In addition, the Participant will be required to pay any amount (including penalties) that exceeds the tax to be withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2   The Company does not represent or undertake that an Award will qualify for or comply with the requisites of any particular tax treatment (such as the “capital gains track” under Section 102), nor shall the Company, its assignees or successors be required to take any action for the qualification of any Award under such tax treatment. The Company shall have no liability of any kind or nature in the event that, as a result of application of applicable law, actions by the Trustee or any position or interpretation of the ITA, or for any other reason whatsoever, an Award shall be deemed to not qualify for any particular tax treatment.

6.3    With respect to Non-Trustee Grants, if the Eligible 102 Participant ceases to be employed by the Company or any Affiliate, the Eligible 102 Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the Rules.

7.	SECURITIES LAWS

All awards hereunder shall be subject to compliance with the Israeli Securities Law, 1968, and the rules and regulations promulgated thereunder.

*              *              *

6

Exhibit B

2016 Equity Incentive Plan and Israeli Appendix

CYREN, LTD.

2016 EQUITY INCENTIVE PLAN

-i-

(continued)

Page
7.	Stock Appreciation Rights		17
	7.1	Types of SARs Authorized	17
	7.2	Exercise Price	17
	7.3	Exercisability and Term of SARs	17
	7.4	Exercise of SARs	18
	7.5	Deemed Exercise of SARs	18
	7.6	Effect of Termination of Service	18
	7.7	Transferability of SARs	18

8.	Restricted Stock Awards		19
	8.1	Types of Restricted Stock Awards Authorized	19
	8.2	Purchase Price	19
	8.3	Purchase Period	19
	8.4	Payment of Purchase Price	19
	8.5	Vesting and Restrictions on Transfer	19
	8.6	Voting Rights; Dividends and Distributions	20
	8.7	Effect of Termination of Service	20
	8.8	Nontransferability of Restricted Stock Award Rights	20

9.	Restricted Stock Units		21
	9.1	Grant of Restricted Stock Unit Awards	21
	9.2	Purchase Price	21
	9.3	Vesting	21
	9.4	Voting Rights, Dividend Equivalent Rights and Distributions	21
	9.5	Effect of Termination of Service	22
	9.6	Settlement of Restricted Stock Unit Awards	22
	9.7	Nontransferability of Restricted Stock Unit Awards	22

10.	Performance Awards		23
	10.1	Types of Performance Awards Authorized	23
	10.2	Initial Value of Performance Shares and Performance Units	23
	10.3	Establishment of Performance Period, Performance Goals and Performance Award Formula	23
	10.4	Measurement of Performance Goals	23

-ii-

(continued)

Page
	10.5	Settlement of Performance Awards	23
	10.6	Voting Rights; Dividend Equivalent Rights and Distributions	25
	10.7	Effect of Termination of Service	25
	10.8	Nontransferability of Performance Awards	26

11.	Cash-Based Awards and Other Stock-Based Awards		26
	11.1	Grant of Cash-Based Awards	26
	11.2	Grant of Other Stock-Based Awards	26
	11.3	Value of Cash-Based and Other Stock-Based Awards	26
	11.4	Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards	26
	11.5	Voting Rights; Dividend Equivalent Rights and Distributions	27
	11.6	Effect of Termination of Service	27
	11.7	Nontransferability of Cash-Based Awards and Other Stock-Based Awards	27

12.	Standard Forms of Award Agreement		28
	12.1	Award Agreements	28
	12.2	Authority to Vary Terms	28

13.	Change in Control		28
	13.1	Effect of Change in Control on Awards	28

14.	Compliance with Securities Law		29

15.	Compliance with Section 409A		30
	15.1	Awards Subject to Section 409A	30
	15.2	Deferral and/or Distribution Elections	30
	15.3	Subsequent Elections	31
	15.4	Payment of Section 409A Deferred Compensation	31

16.	Tax Withholding		33
	16.1	Tax Withholding in General	33
	16.2	Withholding in or Directed Sale of Shares	33

17.	Amendment, Suspension or Termination of Plan		34

18.	Miscellaneous Provisions		34
	18.1	Repurchase Rights	34
	18.2	Forfeiture Events	34
	18.3	Provision of Information	35
	18.4	Rights as Employee, Consultant or Director	35
	18.5	Rights as a Stockholder	35
	18.6	Delivery of Title to Shares	35
	18.7	Fractional Shares	35
	18.8	Retirement and Welfare Plans	36
	18.9	Severability	36
	18.10	No Constraint on Corporate Action	36
	18.11	Unfunded Obligation	36
	18.12	No Representations or Covenants with respect to Tax Qualification	36

-iii-

Cyren, Ltd.

2016 Equity Incentive Plan

1.             Establishment, Purpose and Term of Plan.

1.1           Establishment. The Cyren, Ltd. 2016 Equity Incentive Plan (the “Plan”) is hereby established effective as of December 22, 2016, the date of its approval by the stockholders of the Company (the “Effective Date”).

1.2           Purpose. The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.

1.3           Term of Plan. The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the Effective Date.

2.             Definitions and Construction.

2.1           Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a)           “Affiliate” means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms “parent,” “subsidiary,” “control” and “controlled by” shall have the meanings assigned such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

(b)           “Award” means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c)           “Award Agreement” means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

(d)           “Board” means the Board of Directors of the Company.

(e)           “Cash-Based Award” means an Award denominated in cash and granted pursuant to Section 11.

Exhibit B-1

(f)           “Cashless Exercise” means a Cashless Exercise as defined in Section 6.3(b)(i).

(g)           “Cause” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant’s material failure to abide by a Participating Company’s code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant’s improper use or disclosure of a Participating Company’s confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company’s reputation or business; (v) the Participant’s repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant’s ability to perform his or her duties with a Participating Company.

(h)           “Change in Control” means the occurrence of any one or a combination of the following:

(i)       any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)       an Ownership Change Event or series of related Ownership Change Events (collectively, a “Transaction”) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(bb)(iii), the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be; or

Exhibit B-2

(iii)       a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(h) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(h) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(i)           “Code” means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(j)           “Committee” means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(k)           “Company” means Cyren, Ltd., an Israeli company, and any successor corporation thereto.

(l)           “Compensation Policy” means the Company's executive compensation policy, as shall be in effect from time to time.

(m)           “Consultant” means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.

(n)           “Director” means a member of the Board.

(o)           “Disability” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

Exhibit B-3

(p)           “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(q)           “Employee” means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director’s fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, under the terms of the Plan as of the time of the Company’s determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual’s status as an Employee.

(r)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s)           “Fair Market Value” means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)       Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)       Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

Exhibit B-4

(iii)       If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A.

(t)           “Full Value Award” means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(u)           “Incentive Stock Option” means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(v)           “Incumbent Director” means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

(w)           “Insider” means an Officer, a Director or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(x)           “Net Exercise” means a Net Exercise as defined in Section 6.3(b)(iii).

(y)           “Nonstatutory Stock Option” means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(z)           “Officer” means any person designated by the Board as an officer of the Company.

(aa)          “Option” means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(bb)          “Other Stock-Based Award” means an Award denominated in shares of Stock and granted pursuant to Section 11.

(cc)           “Ownership Change Event” means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

Exhibit B-5

(dd)          “Parent Corporation” means any present or future “parent corporation” of the Company, as defined in Section 424(e) of the Code.

(ee)           “Participant” means any eligible person who has been granted one or more Awards.

(ff)            “Participating Company” means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(gg)          “Participating Company Group” means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(hh)          “Performance Award” means an Award of Performance Shares or Performance Units.

(ii)             “Performance Award Formula” means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(jj)             “Performance Goal” means a performance goal established by the Committee pursuant to Section 10.3.

(kk)           “Performance Period” means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(ll)            “Performance Share” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(mm)         “Performance Unit” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(nn)          “Predecessor Plans” means the Company’s Israeli Share Option Plan, the Amended and Restated 1999 Non-Employee Directors Stock Option Plan and 2006 U.S. Stock Option Plan.

(oo)          “Restricted Stock Award” means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(pp)          “Restricted Stock Bonus” means Stock granted to a Participant pursuant to Section 8.

(qq)          “Restricted Stock Purchase Right” means a right to purchase Stock granted to a Participant pursuant to Section 8.

Exhibit B-6

(rr)            “Restricted Stock Unit” means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.

(ss)           “Rule 16b-3” means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(tt)            “SAR” or “Stock Appreciation Right” means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(uu)           “Section 409A” means Section 409A of the Code.

(vv)           “Section 409A Deferred Compensation” means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(ww)         “Securities Act” means the Securities Act of 1933, as amended.

(xx)           “Service” means a Participant’s employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant’s Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant’s Service. Furthermore, a Participant’s Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds ninety (90) days, then on the ninety-first (91st) day following the commencement of such leave the Participant’s Service shall be deemed to have terminated, unless the Participant’s right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant’s Award Agreement. A Participant’s Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant’s Service has terminated and the effective date of and reason for such termination.

(yy)           “Stock” means the ordinary shares of the Company, as adjusted from time to time in accordance with Section 4.3.

(zz)            “Stock Tender Exercise” means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(aaa)         “Subsidiary Corporation” means any present or future “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

Exhibit B-7

(bbb)         “Ten Percent Owner” means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(ccc)         “Trading Compliance Policy” means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company’s equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(ddd)        “Vesting Conditions” mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant’s monetary purchase price, if any, for such shares upon the Participant’s termination of Service or failure of a performance condition to be satisfied.

2.2           Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

3.            Administration.

3.1           Administration by the Committee. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2           Authority of Officers. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election. To the extent permitted by applicable law, the Committee may, in its discretion, delegate to a committee comprised of one or more Officers the authority to grant one or more Awards, without further approval of the Committee, to any Employee, other than a person who, at the time of such grant, is an Insider, and to exercise such other powers under the Plan as the Committee may determine; provided, however, that (a) the Committee shall fix the maximum number of shares subject to Awards that may be granted by such Officers, (b) each such Award shall be subject to the terms and conditions of the appropriate standard form of Award Agreement approved by the Board or the Committee and shall conform to the provisions of the Plan, and (c) each such Award shall conform to such other limits and guidelines as may be established from time to time by the Committee.

Exhibit B-8

3.3           Administration with Respect to Insiders. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if applicable, of Rule 16b-3.

3.4           Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a)           to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock, units or monetary value to be subject to each Award;

(b)           to determine the type of Award granted;

(c)           to determine the Fair Market Value of shares of Stock or other property;

(d)           to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, provided that Options and Restricted Stock Units granted to Officers or Directors shall vest over a period of three years or longer (or such other period as may be provided in the Compensation Policy), (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant’s termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)           to determine whether an Award will be settled in shares of Stock, cash, other property or in any combination thereof;

(f)           to approve one or more forms of Award Agreement;

(g)          to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

Exhibit B-9

(h)          to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant’s termination of Service;

(i)           to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards; and

(j)           to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.5           Option or SAR Repricing. The Committee shall have the authority, without additional approval by the stockholders of the Company, to approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a share of Stock (“Underwater Awards”) and the grant in substitution therefore of new Options or SARs covering the same or a different number of shares but with an exercise price per share equal to the Fair Market Value per share on the new grant date, Full Value Awards, or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof to the Fair Market Value per share on the date of amendment.

3.6            Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

Exhibit B-10

4.            Shares Subject to Plan.

4.1           Maximum Number of Shares Issuable. Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be equal to the sum of:

(a)           4.1 million (4,100,000) shares of Stock;

(b)           0.5 million (500,000) shares of Stock representing the aggregate number of shares of Stock that remain available for the future grant of awards under the Predecessor Plans immediately prior to its termination as of the Effective Date;

(c)           the number of shares of Stock subject to that portion of any option or other award outstanding pursuant to the Predecessor Plans as of the Effective Date (6.4 million) which, on or after the Effective Date, expires or is terminated or canceled for any reason without having been exercised or settled in full; and

(d)           the number of shares of Stock acquired pursuant to the Predecessor Plans subject to forfeiture or repurchase by the Company for an amount not greater than the Participant’s purchase price which, on or after the Effective Date, is so forfeited or repurchased;

Shares of Stock issuable under the Plan shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.

4.2           Share Counting. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant’s purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash or to the extent that shares are withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to Section 16.2. Upon payment in shares of Stock pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced only by the number of shares actually issued in such payment. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net Exercise, the number of shares available for issuance under the Plan shall be reduced by the net number of shares for which the Option is exercised.

4.3           Adjustments for Changes in Capital Structure. Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants’ rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.” If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the “New Shares”), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The Committee, in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

Exhibit B-11

4.4           Assumption or Substitution of Awards. The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code.

5.            Eligibility, Participation and Award Limitations.

5.1           Persons Eligible for Awards. Awards may be granted only to Employees, Consultants and Directors.

5.2           Participation in the Plan. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award or, having been granted an Award, to be granted an additional Award.

5.3           Incentive Stock Option Limitations.

(a)           Maximum Number of Shares Issuable Pursuant to Incentive Stock Options. Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall be 6,000,000. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options shall be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2 and 4.3.

Exhibit B-12

(b)           Persons Eligible. An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an “ISO-Qualifying Corporation”). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

(c)           Fair Market Value Limitation. To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares issued pursuant to each such portion shall be separately identified.

5.4           Award Limit. Anything to the contrary notwithstanding, Officers and Directors shall not be granted Awards within any fiscal year of the Company, if the value of such Awards, including any other equity-based compensation paid to such Officer or Director, per year, exceeds (at the time of grant) the permitted annual value set forth in the Compensation Policy for such Officer or Director.

6.            Stock Options.

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1           Exercise Price. The exercise price for each Option shall be established in the discretion of the Committee in accordance with the terms of the Compensation Policy; provided, however, that (a) the exercise price per share shall be not less than one hundred percent (100%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, provided the grant is made in accordance with the terms of the Compensation Policy, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

Exhibit B-13

6.2           Exercisability and Term of Options Granted to Non-Officer and Non-Director Participant. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3           Exercisability and Term of Options Granted to Officers and Directors. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall expire prior to the lapse of one (1) year following their vesting date and no Options shall be exercisable after the expiration of six (6) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate six (6) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.4           Payment of Exercise Price.

(a)           Forms of Consideration Authorized. Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise; (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

Exhibit B-14

(b)           Limitations on Forms of Consideration.

(i)       Cashless Exercise. A “Cashless Exercise” means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company’s sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii)       Stock Tender Exercise. A “Stock Tender Exercise” means the delivery of a properly executed exercise notice accompanied by a Participant’s tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised. A Stock Tender Exercise shall not be permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock. If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii)       Net Exercise. A “Net Exercise” means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.5       Effect of Termination of Service.

(a)       Option Exercisability. Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, an Option shall terminate immediately upon the Participant’s termination of Service to the extent that it is then unvested and shall be exercisable after the Participant’s termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and thereafter shall terminate.

(i)       Disability. If the Participant’s Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant (or the Participant’s guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the date of expiration of the Option’s term as set forth in the Award Agreement evidencing such Option (the “Option Expiration Date”).

Exhibit B-15

(ii)       Death. If the Participant’s Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant’s legal representative or other person who acquired the right to exercise the Option by reason of the Participant’s death at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the Option Expiration Date. The Participant’s Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant’s termination of Service.

(iii)       Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant’s Service is terminated for Cause or if, following the Participant’s termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv)       Other Termination of Service. If the Participant’s Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the Option Expiration Date.

(b)           Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 14 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

6.6           Transferability of Options. During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act or, in the case of an Incentive Stock Option, only as permitted by applicable regulations under Section 421 of the Code in a manner that does not disqualify such Option as an Incentive Stock Option.

Exhibit B-16

7.            Stock Appreciation Rights.

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1           Types of SARs Authorized. SARs may be granted in tandem with all or any portion of a related Option (a “Tandem SAR”) or may be granted independently of any Option (a “Freestanding SAR”). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2           Exercise Price. The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A of the Code.

7.3           Exercisability and Term of SARs.

(a)           Tandem SARs. Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)           Freestanding SARs. Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

Exhibit B-17

7.4           Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant’s legal representative or other person who acquired the right to exercise the SAR by reason of the Participant’s death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5           Deemed Exercise of SARs. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6           Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant’s termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7           Transferability of SARs. During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.

Exhibit B-18

8.            Restricted Stock Awards.

Restricted Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1           Types of Restricted Stock Awards Authorized. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2           Purchase Price. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

8.3           Purchase Period. A Restricted Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4           Payment of Purchase Price. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5           Vesting and Restrictions on Transfer. Shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

Exhibit B-19

8.6           Voting Rights; Dividends and Distributions. Except as provided in this Section, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that if so determined by the Committee and provided by the Award Agreement, such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid, and otherwise shall be paid no later than the end of the calendar year in which such dividends or distributions are paid to stockholders (or, if later, the 15th day of the third month following the date such dividends or distributions are paid to stockholders). In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant’s Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7           Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8           Nontransferability of Restricted Stock Award Rights. Rights to acquire shares of Stock pursuant to a Restricted Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

Exhibit B-20

9.            Restricted Stock Units.

Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1           Grant of Restricted Stock Unit Awards. Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2           Purchase Price. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

9.3           Vesting. Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to the Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the satisfaction of the Vesting Conditions automatically shall be determined on the first to occur of (a) the next trading day on which the sale of such shares would not violate the Trading Compliance Policy or (b) the last day of the calendar year in which the original vesting date occurred.

9.4           Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. If so determined by the Committee and provided by the Award Agreement, such cash amount or additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

Exhibit B-21

9.5           Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service.

9.6           Settlement of Restricted Stock Unit Awards. The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant’s Restricted Stock Unit Award vest or on such other date determined by the Committee in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement. Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

9.7           Nontransferability of Restricted Stock Unit Awards. The right to receive shares pursuant to a Restricted Stock Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

9.8           Term of Restricted Stock Unit. No Restricted Stock Units granted to Officers or Directors shall expire prior to the lapse of one (1) year following their vesting date and no such Restricted Stock Units shall be exercisable after the expiration of six (6) years after the effective date of grant of such Restricted Stock Units.

Exhibit B-22

10.          Performance Awards.

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1         Types of Performance Awards Authorized. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2          Initial Value of Performance Shares and Performance Units. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3         Establishment of Performance Period, Performance Goals and Performance Award Formula. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4         Measurement of Performance Goals. Performance Goals shall be established by the Committee on the basis of targets to be attained (“Performance Targets”) with respect to one or more measures of individual, market, business or financial performance (each, a “Performance Measure”).

10.5         Settlement of Performance Awards.

(a)           Determination of Final Value. As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

Exhibit B-23

(b)           Discretionary Adjustment of Award Formula. In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant to reflect such Participant’s individual performance in his or her position with the Company or such other factors as the Committee may determine.

(c)           Effect of Leaves of Absence. Unless otherwise required by law or a Participant’s Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant’s Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d)           Notice to Participants. As soon as practicable following the Committee’s determination and certification in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e)           Payment in Settlement of Performance Awards. As soon as practicable following the Committee’s determination and certification in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment shall be made to each eligible Participant (or such Participant’s legal representative or other person who acquired the right to receive such payment by reason of the Participant’s death) of the final value of the Participant’s Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant shall be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.

(f)           Provisions Applicable to Payment in Shares. If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a share of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

Exhibit B-24

10.6         Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights, if any, shall be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7         Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant’s termination of Service on the Performance Award shall be as follows:

(a)           Death or Disability. If the Participant’s Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant’s Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant’s Service during the Performance Period. Payment shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

(b)           Other Termination of Service. If the Participant’s Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant’s Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

Exhibit B-25

10.8         Nontransferability of Performance Awards. Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

11.           Cash-Based Awards and Other Stock-Based Awards.

Cash-Based Awards and Other Stock-Based Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

11.1         Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.

11.2         Grant of Other Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into ordinary shares or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.3         Value of Cash-Based and Other Stock-Based Awards. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.

11.4         Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards. Payment or settlement, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

Exhibit B-26

11.5         Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6         Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant’s Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

11.7         Nontransferability of Cash-Based Awards and Other Stock-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

Exhibit B-27

12.           Standard Forms of Award Agreement.

12.1         Award Agreements. Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

12.2         Authority to Vary Terms. The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13.           Change in Control.

13.1         Effect of Change in Control on Awards. Subject to the requirements and limitations of Section 409A, if applicable, the Committee may provide for any one or more of the following in the event of a Change in Control:

(a)           Accelerated Vesting. In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant’s Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)           Assumption, Continuation or Substitution. Subject to the terms of any grant in accordance with Section 13.1(a), in the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”), may, without the consent of any Participant, assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

Exhibit B-28

(c)           Cash-Out of Outstanding Stock-Based Awards. The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

14.           Compliance with Securities Law.

The grant of Awards and the issuance of shares of Stock or other property pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

Exhibit B-29

15.           Compliance with Section 409A.

15.1         Awards Subject to Section 409A. The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 15 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a)           A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b)           Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term “Short-Term Deferral Period” means the 2½ month period ending on the later of (i) the 15th day of the third month following the end of the Participant’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning provided by Section 409A.

15.2         Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A, the following rules shall apply to any compensation deferral and/or payment elections (each, an “Election”) that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)           Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b)           Elections shall be made by the end of the Participant’s taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c)           Elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.

Exhibit B-30

15.3         Subsequent Elections. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:

(a)           No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b)           Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c)           No subsequent Election related to a payment pursuant to Section 15.4(a)(iv) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d)           Subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

15.4         Payment of Section 409A Deferred Compensation.

(a)           Permissible Payments. Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i)       The Participant’s “separation from service” (as defined by Section 409A);

(ii)       The Participant’s becoming “disabled” (as defined by Section 409A);

(iii)       The Participant’s death;

(iv)       A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;

(v)       A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

(vi)       The occurrence of an “unforeseeable emergency” (as defined by Section 409A).

Exhibit B-31

(b)           Installment Payments. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c)           Required Delay in Payment to Specified Employee Pursuant to Separation from Service. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a “specified employee” (as defined by Section 409A) as of the date of the Participant’s separation from service before the date (the “Delayed Payment Date”) that is six (6) months after the date of such Participant’s separation from service, or, if earlier, the date of the Participant’s death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(d)           Payment Upon Disability. All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant’s Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum upon the determination that the Participant has become disabled.

(e)           Payment Upon Death. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant’s Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death.

(f)           Payment Upon Change in Control. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

Exhibit B-32

(g)           Payment Upon Unforeseeable Emergency. The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee’s determination that an unforeseeable emergency has occurred. The Committee’s decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

(h)           Prohibition of Acceleration of Payments. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.

(i)           No Representation Regarding Section 409A Compliance. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

16.           Tax Withholding.

16.1         Tax Withholding in General. The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group’s tax withholding obligations have been satisfied by the Participant.

16.2         Withholding in or Directed Sale of Shares. The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates (or the maximum individual statutory withholding rates for the applicable jurisdiction if use of such rates would not result in adverse accounting consequences or cost). The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

Exhibit B-33

17.           Amendment, Suspension or Termination of Plan.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company’s stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

18.           Miscellaneous Provisions.

18.1         Repurchase Rights. Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

18.2         Forfeiture Events.

(a)           The Committee may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws.

Exhibit B-34

(b)           If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes–Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve- (12-) month period.

18.3         Provision of Information. Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company’s common shareholders.

18.4         Rights as Employee, Consultant or Director. No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant’s Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee’s employer or that the Employee has an employment relationship with the Company.

18.5         Rights as a Stockholder. A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.

18.6         Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

18.7         Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

Exhibit B-35

18.8         Retirement and Welfare Plans. Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under any Participating Company’s retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit.

18.9         Severability. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

18.10       No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or another Participating Company’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.11       Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

18.12       No Representations or Covenants with respect to Tax Qualification. Although the Company may endeavor to (a) qualify an Award for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States (e.g., incentive stock options under Section 422 of the Code) or (b) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, anything to the contrary in this Plan, including Section 15 hereof, notwithstanding. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

*       *       *

Exhibit B-36

IN WITNESS WHEREOF, the undersigned officer of the Company certifies that the foregoing sets forth the Cyren Ltd. 2016 Equity Incentive Plan as duly adopted by the Board effective as of November 10, 2016.

/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

CYREN, LTD.

2016 EQUITY INCENTIVE PLAN

SUB-PLAN FOR ISRAELI TAXPAYERS

1.	SPECIAL PROVISIONS FOR ISRAELI TAXPAYERS

1.1       This Sub-Plan for Israeli Taxpayers (the “Sub-Plan”) to the Cyren Ltd. 2016 Equity Incentive Plan (the “Plan”) is made in accordance with Section 3.4(i) of the Plan. This Sub-Plan was approved by the Committee on November 10, 2016.

1.2       The provisions specified hereunder apply only to persons who are deemed to be residents of the State of Israel for tax purposes, or are otherwise subject to taxation in Israel with respect to Awards.

1.3       This Sub-Plan applies with respect to Awards granted under the Plan. The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Awards that may be granted or issued under the Plan from time to time, in compliance with the tax, securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Sub-Plan, all grants made pursuant to this Sub-Plan shall be governed by the terms of the Plan. This Sub-Plan is applicable only to grants made after the date of its adoption. This Sub-Plan complies with, and is subject to the ITO and Section 102. An Option granted under this Sub-Plan will be deemed a Nonstatutory Stock Option for the purposes of U.S. taxation.

1.4       The Plan and this Sub-Plan shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall govern.

2.	DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Sub-Plan:

“3(i) Award” means an Award of Options, which is subject to taxation pursuant to Section 3(i) of the ITO, which has been granted to any person who is not an Eligible 102 Participant.

“102 Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) of the ITO pursuant to which all or a part of the income resulting from the sale of Shares is taxable as a capital gain.

“102 Capital Gains Track Grant” means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” means the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Shares derived from Awards is taxed as ordinary income.

“102 Ordinary Income Track Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

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“102 Trustee Grant” means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Eligible 102 Participant, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

“Affiliate” for the purpose of grants made under this Sub-Plan, means any Affiliate, as defined in the Plan, that is an “employing company” within the meaning of Section 102(a) of the ITO.

“Controlling Shareholder” as defined in Section 32(9) of the ITO, currently defined as an individual who prior to the grant or as a result of the grant or exercise of any Award, holds or would hold, directly or indirectly, in his name or with a relative (as defined in the ITO) (i) 10% of the outstanding share capital of the Company, (ii) 10% of the voting power of the Company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power, (iv) the right to obtain 10% of the “profit” of the Company (as defined in the ITO), or (v) the right to appoint a director of the Company.

“Deposit Requirements” shall mean with respect a 102 Trustee Grant, the requirement to evidence deposit of an Award with the Trustee, in accordance with Section 102, in order to qualify as a 102 Trustee Grant. As of the time of approval of this Sub-Plan, the ITA guidelines regarding Deposit Requirements for 102 Capital Gains Track Grants require that the Trustee be provided with (a) the resolutions approving Awards intended to qualify as 102 Capital Gains Track Grants within 45 days of the date of Committee’s approval of such Award, including full details of the terms of the Awards, and (b) a copy of the Award Agreement executed by the Eligible 102 Participant and/or Eligible 102 Participant's consent to the requirements of the 102 Capital Gains Track Grant within 90 days of the Committee’s approval of such Award, and (c) with respect to Restricted Stock Awards, either a share certificate and copy of the Company’s share register evidencing issuance of the Shares underlying such Award in the name of the Trustee for the benefit of the Eligible 102 Participant, or deposit of the Shares with a financial institution in an account administered in the name of the Trustee, as applicable, in each case, within 90 days of the date of the Committee’s approval of such Award.

“Election” means the Company's choice of the type of 102 Trustee Grants it will make under the Plan (as between capital gains track or ordinary income track), as filed with the ITA.

“Eligible 102 Participant” means a Participant who is a person employed by the Company or its Affiliates, including an individual who is serving as a director (as defined in the ITO) or an office holder (as defined in the ITO), who is not a Controlling Shareholder.

“Israeli Fair Market Value” shall mean with respect to 102 Capital Gains Track Grants only, for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the ITO, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

“ITA” means the Israeli Tax Authority.

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“ITO” means the Israeli Income Tax Ordinance (New Version), 1961, and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Grant” means an Award granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Required Holding Period” means the requisite period prescribed by the ITO and the Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which Awards granted by the Company must be held by the Trustee for the benefit of the person to whom it was granted. As of the date of the adoption of this Sub-Plan, the Required Holding Period for 102 Capital Gains Track Grants is 24 months from the date of grant of the Award.

“Rules” means the Income Tax Rules (Tax Benefits in Share Issuance to Employees), 2003.

“Section 102” shall mean the provisions of Section 102 of the ITO, as amended from time to time, including by the Law Amending the Income Tax Ordinance (Number 132), 2002, effective as of January 1, 2003 and by the Law Amending the Income Tax Ordinance (Number 147), 2005.

“Shares” shall mean shares of Stock of the Company, as defined in the Plan.

“Trustee” means a person or entity designated by the Committee to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

3.	TYPES OF AWARDS AND SECTION 102 ELECTION

3.1       Awards made as 102 Trustee Grants shall be made pursuant to either (a) Section 102(b)(2) of the ITO as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Grants. The Company’s Election regarding the type of 102 Trustee Grant it chooses to make shall be filed with the ITA. Once the Company (or its Affiliate) has filed such Election, it may change the type of 102 Trustee Grant that it chooses to make only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2       Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under this Sub-Plan. Participants who are not Eligible 102 Participants may be granted only 3(i) Awards under this Sub-Plan.

3.3       No 102 Trustee Grants may be made effective pursuant to this Sub-Plan until 30 days after the date the requisite filings required by the ITO and the Rules, including the filing of the Plan and Sub-Plan, have been made with the ITA.

3.4       The Award Agreement shall indicate whether the grant is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Award; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

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4.	TERMS AND CONDITIONS OF 102 TRUSTEE GRANTS

4.1       Each 102 Trustee Grant will be deemed granted on the date approved by the Committee and stated in a written or electronic notice by the Company, provided that the Company and the Trustee have complied with any applicable requirements set forth by the ITA with regard to such grants.

4.2       Each 102 Trustee Grant granted to an Eligible 102 Participant and each certificate for Shares acquired pursuant to a 102 Trustee Grant shall be deposited with a Trustee in compliance with the Deposit Requirements and held in trust by the Trustee (or be subject to a supervisory trustee arrangement if approved by the ITA). After termination of the Required Holding Period, the Trustee may release such Awards and any Shares issued with respect to such Award, provided that (i) the Trustee has received an acknowledgment from the Israeli Income Tax Authority that the Eligible 102 Participant has paid any applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any 102 Trustee Grants or shares issued with respect to the 102 Trustee Grants prior to the full payment of the Eligible 102 Participant’s tax liabilities.

4.3       Each 102 Trustee Grant shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, this Sub-Plan or Award Agreement that is not consistent therewith. Any provision of the ITO and any approvals of the ITA not expressly specified in this Sub-Plan or any document evidencing an Award that are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102. With respect to 102 Capital Gain Track Grants, to the extent that the Shares are listed on any established stock exchange or a national market system, the provisions of Section 102(b)(3) of the ITO will apply with respect to the Israeli tax rate applicable to such Awards.

4.4       During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee to release or sell the Awards and Shares received subsequently following any realization of rights derived from Awards or Shares (including stock dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the shares have been withheld for transfer to the tax authorities and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, any applicable Award Agreement and applicable law. To avoid doubt, such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant (including tax and mandatory payments otherwise payable by the Company or its Affiliates, which would not apply absent a sale or release during the Required Holding Period).

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4.5       In the event a stock dividend is declared and/or additional rights are granted with respect to Shares which derive from Awards granted as 102 Trustee Grants, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such dividend shares and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant in accordance with the Plan after deduction of taxes and mandatory payments in compliance with applicable withholding requirements, and subject to any other requirements imposed by the ITA.

4.6       If an Award granted as a 102 Trustee Grant is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Eligible 102 Participant (or be subject to a supervisory trustee arrangement if approved by the ITA). If such an Award is exercised or settled after the Required Holding Period ends, the Shares issued upon such exercise or settlement shall, at the election of the Eligible 102 Participant, either (i) be issued in the name of the Trustee (or be subject to a supervisory trustee arrangement if approved by the ITA), or (ii) be transferred to the Eligible 102 Participant directly, provided that the Eligible 102 Participant first complies with all applicable provisions of the Plan and this Sub-Plan.

4.7       To avoid doubt: (i) notwithstanding anything to the contrary in the Plan, including without limitation Section 6.3 thereof, payment upon exercise or purchase of Awards granted as a 102 Trustee Grant, may only be paid by cash or check, and not by surrender or withholding of Shares, or by reduction of shares pursuant to a Cashless Exercise, Stock Tender Exercise or Net Exercise arrangement, or other forms of payment, unless and to the extent permitted under Section 102 or as expressly authorized by the ITA; (ii) notwithstanding anything to the contrary in the Plan, including without limitation Section 4.3 thereof, certain adjustments and amendments to the terms of Awards granted under the 102 Capital Gains Track, including an exchange program, recapitalization events, and so forth, may disqualify the Options from benefitting from the tax benefits under the 102 Capital Gains Track, unless the prior approval of the ITA is obtained; (iii) notwithstanding anything to the contrary in the Plan, including without limitation Section 18.1 thereof, repurchase rights with regard to Awards made as 102 Capital Gains Track Grants shall be subject to compliance with Section 102 requirements and/or the express approval of the ITA; (iv) Stock Appreciation Rights may not be granted under the 102 Capital Gains Track unless and to the extent expressly authorized by the ITA; (v) grants of Restricted Stock Units under the 102 Capital Gains Track require the prior approval of the ITA; (vi) notwithstanding anything to the contrary in the Plan, including without limitation Sections 9.4, 10.6 and 11.5 thereof, Dividend Equivalents may not be settled in shares with respect to Awards granted under 102 Capital Gains Track Awards without the prior approval of the ITA; (vii) Performance Awards may require the approval of the ITA in order to qualify under the 102 Capital Gains Track; and (viii) notwithstanding anything to the contrary in the Plan, including without limitation Sections 3.5(e), 9.6, 10.5(e) and 11.4 thereof, Awards granted under the 102 Capital Gains Track may only be settled in shares and not in cash, and Cash-Based Awards will not qualify under the 102 Capital Gains Track.

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5.	ASSIGNABILITY

As long as Awards or Shares are held by the Trustee on behalf of the Eligible 102 Participant, all rights of the Eligible 102 Participant over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6.	TAX CONSEQUENCES

6.1       Any tax consequences arising from the grant or settlement of any Award, the exercise of any Option, the issuance, sale or transfer and payment for the Shares covered thereby, or from any other event or act (of the Company and/or its Affiliates and/or the Trustee and/or the Participant) relating to an Award or Shares issued thereupon shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant. The Company or any of its Affiliates, and the Trustee may make such provisions and take such steps as it/they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to an Award granted under the Plan and the exercise, sale, transfer or other disposition thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to a Participant, including by deducting any such amount from a Participant's salary or other amounts payable to the Participant, to the maximum extent permitted under law; and/or (ii) requiring a Participant to pay to the Company or any of its Affiliates the amount so required to be withheld; and/or (iii) withholding otherwise deliverable Shares having a Fair Market Value equal to the minimum amount statutorily required to be withheld; and/or (iv) selling a sufficient number of such Shares otherwise deliverable to a Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to the Participant’s authorization as expressed by acceptance of the award under the terms herein), to the extent permitted by applicable law or pursuant to the approval of the ITA. In addition, the Participant will be required to pay any amount (including penalties) that exceeds the tax to be withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2       The Company does not represent or undertake that an Award will qualify for or comply with the requisites of any particular tax treatment (such as the “capital gains track” under Section 102), nor shall the Company, its assignees or successors be required to take any action for the qualification of any Award under such tax treatment. The Company shall have no liability of any kind or nature in the event that, as a result of application of applicable law, actions by the Trustee or any position or interpretation of the ITA, or for any other reason whatsoever, an Award shall be deemed to not qualify for any particular tax treatment.

6.3       With respect to Non-Trustee Grants, if the Eligible 102 Participant ceases to be employed by the Company or any Affiliate, the Eligible 102 Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the Rules.

7.	SECURITIES LAWS

All awards hereunder shall be subject to compliance with the Israeli Securities Law, 1968, and the rules and regulations promulgated thereunder.

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